Shareholder Proposal



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSIO
WASHINGTON, D.C. 20549-0402



03056212

NO ACT
P.E 3-7-03
0-6217

April 8, 2003

Act 1934
Section
Rule 14A-8
Public Availability 4/8/2003

John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Re: Intel Corporation
Incoming letters dated January 24, 2003 and March 7, 2003

Dear Mr. Chevedden:

This is in response to your letters dated January 24, 2003 and March 7, 2003 concerning the shareholder proposal submitted to Intel by Nick Rossi. On March 10, 2003, we issued our response expressing our informal view that Intel could exclude the proposal from its proxy materials for its upcoming annual meeting.

The January 24, 2003 letter referenced a different proponent, and we received the March 7, 2003 letter after we issued our response. After reviewing the information contained in your letters, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

CRGH

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
7th copy for date-stamp return

January 24, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Intel Corporation (INTC)
Investor Response to Company No Action Request
Vote on Stock Based Compensation Plans
Chris Rossi

Ladies and Gentlemen:

This letter addresses the company no action request to suppress a corporate governance proposal on grounds of substantially implemented.

The company provides no precedent for a substantially implemented determination when no action has been taken. The company offers only a forecast of action at an unspecified point. And there is no precise forecast of when action may be taken. The company claims there will be a meeting on a date not known and does not claim that action will be taken at that meeting or later "in the near future."

The company substantially-implemented analogy is based on a social issue proposal, for instance a human rights code of conduct proposal. The company does not give any example where social issue proposals are well-established as having the leadership role in setting the precedents for governance proposals on the substantially-implemented point.

The company does not claim that a code of conduct for overseas suppliers is a topic similar to this proposal topic. The company also does not claim that such a code of conduct is a core governance issue as this proposal is.

Contrary to the company claim there is no planned proponent withdrawal of this proposal – particularly after the surprise or bad faith filing of this no action request by the company without notice. This act sends a message that the company is not to be trusted – particularly since the company had two months to discuss a one-page proposal.

Further company defects include:
1) The company appears to claim that substantially implemented would not occur until after the company files its definitive proxy – leaving no recourse.

2) The company provides no foundation for the company belief on proposed future NASDAQ rules or forecast of effective date.

3) The company also distances itself from the future proposed NASDAQ rules which it claims to emulate. The company specifically states its iffy policy will include "exceptions" to the NASDAQ Proposed Rules.

4) The company does not provide for any conforming contingency if the proposed future NASDAQ rules are not materially equivalent to this proposal.

5) The company seems to be offering to make only an informal notification if its claimed policy is adopted.

It appears that the Masco case involves greater complexity than this proposal and this may explain the indulgence granted to Masco.

The company has potentially proposed a mere stalling tactic. Substantially implement claims must be approached with caution. Recent company letters have highlighted sham methods of "implementing" proposals:

1) For example, Northrop Grumman argued in its January 8, 2003 letter to the Office of Chief Counsel that one effective way to deal with a shareholder proposal is to adopt the proposal and then immediately reverse the adoption.

2) Furthermore, the Mattel, Inc. January 10, 2003 letter to the office of Chief Counsel said that it could be argued that a company could have implemented a proposal "by adopting the proposal and then repealing it immediately after."

For the above reasons the company seems to fall short of the burden of proof which falls on the company. But since the company – and not proponent – has the burden of proof, the company's unsupported contentions seem to be insufficient grounds for a no action determination.

Sincerely,



John Chevedden

cc:
Chris Rossi

Andrew Grove
Chairman

3 – Vote on All Stock-Based Compensation Plans

Shareholders recommend that our Board of Directors submit all equity compensation plans and amendments to add shares to those plans (other than plans or add-share amendments that would not result in material potential dilution) to shareholder vote.

Nick Rossi, P. O. Box 249, Boonville, Calif. 95415 submits this proposal.

This topic won 57% of the yes-no shareholder vote at the Mentor Graphics (MENT) 2002 annual meeting. The MENT proposal was submitted by College Retirement Equities Fund (TIAA-CREF) which has more than $100 billion invested in the stock market. Additional information this topic can be obtained by using the internet search engine "Google" or other search engine and inserting "Mentor Graphics shareholder proposal."

Currently Stock-Based Compensation Plans could materially dilute the ownership positions of existing shareholders without a shareholder vote. I believe that good corporate governance requires consultation by the Company with its shareholders on such equity compensation plans.

Equity compensation plans have been used for many years by corporations to provide incentives for attracting and retaining qualified employees. Shareholders have generally supported the reasonable use of stock options and other equity compensation. However, excessive dilution of shareholders' equity related to such plans can be unfair and costly to existing shareholders.

I am concerned that in recent years, some companies have bypassed shareholders, instituting potentially dilutive equity compensation plans without asking for a shareholder vote. This contrasts with many companies that appreciate the important role of shareholders and submit all equity compensation plans to shareholders even if current law and stock exchange requirements do not require it.

By supporting this resolution, shareholders can send a message that we care about the right of shareholders to vote on equity compensation plans and significant amendments to those plans.

Vote on All Stock-Based Compensation Plans
Yes on 3

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
7th copy for date-stamp return

March 7, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Intel Corporation (INTC)
Response to 2nd Company No Action Request Letter
Vote on Stock Based Compensation Plans
Chris Rossi

Ladies and Gentlemen:

This is in addition to the January 24, 2003 shareholder response to the company no action request.

First Bell Bancorp, Inc. (March 3, 2000) is a more recent rule 14a-8(i)(10) precedent which is contrary to the company position on substantially implemented grounds. The Staff Reply Letter in First Bell Bancorp stated: "We are unable to concur in your view that First Bell Bancorp may exclude the proposal under rule 14a-8(i)(10)."

The following are key First Bell Bancorp claims in its no action request:

Under Rule 14a-8(i)(10) the Proposal may be Omitted Because it has Already Been Substantially Implemented

Rule 14a-8(i)(10) allows a registrant to omit a proposal from its proxy materials if "the company has already substantially implemented the proposal."

... the recommended actions set forth in the Proposal would already be substantially implemented by the past and current actions of the Company's Board.

... the Proposal recommends that the Company's Board consider actions it has already considered and will continue to consider.

In Kysor Industrial Corp., No-Action Letter (February 28, 1990), the registrant received a stockholder proposal calling for the establishment of an independent committee to develop proposals to recapitalize the registrant, to solicit offers to acquire all or part of the registrant, and to retain an investment banking firm.

The Company's Board has authority and discretion encompassing the requirements of the Proposal, just as the committee in Kysor did with respect to the proposal at issue there. In the course of its duties the Company's Board has substantially implemented the Proposal by continually considering the strategic alternatives of the Company.

The shareholder proposal did not call for a specific step to achieve its objective – merely "necessary steps," specifically:

RESOLVED, it is recommended that the Board of Directors of First Bell Bancorp, Inc. (the "Company") take the necessary steps to achieve a sale or merger of the Company on terms that will maximize shareholder value.

Furthermore the unexacting shareholder text would seem to allow the company a means to easily meet the objective of the proposal. This is due to the clause "on terms that will maximize shareholder value." Thus it would seem that if the company would produce a recent or current outside opinion that a sale or merger would not maximize shareholder value at a particular point in time, that nothing more need be done to satisfy the steps the proposal called for.

However, the above no action request did not receive concurrence on substantially implemented grounds, specifically in this sentence from the Staff Reply Letter:

We are unable to concur in your view that First Bell Bancorp may exclude the proposal under rule 14a-8(i)(10).

There is no company opinion of Counsel that the proposal substantially implements the shareholder proposal. The company proposal inconsistently mandates four "shall not apply" compensation items.

The company does not challenge key issues in the proponent's January 24, 2003 letter:

1) The company substantially-implemented claim is based on a purported social issue proposal precedents. The company has not demonstrated that social issue proposals have a leadership role in setting precedents for governance proposals.

2) Contrary to the company claim there is no planned proponent withdrawal of this proposal – particularly after the surprise bad faith filing of this no action request by the company without notice. This act sends a message that the company is not to be trusted – particularly since the company had two months to discuss a one-page proposal.

3) The Masco case cited by the company involves greater complexity than this proposal and this may explain the indulgence granted to Masco.

Furthermore, evidence in 2003 indicates substantially implement claims must increasingly be approached with caution. Even company letters have recently highlighted sham methods of "implementing" proposals:
A) For example, Northrop Grumman argued in its January 8, 2003 letter to the Office of Chief Counsel that one effective way to deal with a shareholder proposal is to adopt the proposal and then immediately reverse the adoption.

B) Furthermore, the Mattel, Inc. January 10, 2003 letter to the office of Chief Counsel said that it could be argued that a company could have implemented a proposal "by adopting the proposal and then repealing it immediately after."

For the above reasons this is to respectfully request that the Office of Chief Counsel not agree with the company no action request.

Sincerely,



John Chevedden

cc:
Chris Rossi

Andrew Grove
Chairman

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
7th copy for date-stamp return

January 24, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Intel Corporation (INTC)
Investor Response to Company No Action Request
Vote on Stock Based Compensation Plans
Chris Rossi

Ladies and Gentlemen:

This letter addresses the company no action request to suppress a corporate governance proposal on grounds of substantially implemented.

The company provides no precedent for a substantially implemented determination when no action has been taken. The company offers only a forecast of action at an unspecified point. And there is no precise forecast of when action may be taken. The company claims there will be a meeting on a date not known and does not claim that action will be taken at that meeting or later "in the near future."

The company substantially-implemented analogy is based on a social issue proposal, for instance a human rights code of conduct proposal. The company does not give any example where social issue proposals are well-established as having the leadership role in setting the precedents for governance proposals on the substantially-implemented point.

The company does not claim that a code of conduct for overseas suppliers is a topic similar to this proposal topic. The company also does not claim that such a code of conduct is a core governance issue as this proposal is.

Contrary to the company claim there is no planned proponent withdrawal of this proposal – particularly after the surprise or bad faith filing of this no action request by the company without notice. This act sends a message that the company is not to be trusted – particularly since the company had two months to discuss a one-page proposal.

Further company defects include:
1) The company appears to claim that substantially implemented would not occur until after the company files its definitive proxy – leaving no recourse.

2) The company provides no foundation for the company belief on proposed future NASDAQ rules or forecast of effective date.

3) The company also distances itself from the future proposed NASDAQ rules which it claims to emulate. The company specifically states its iffy policy will include "exceptions" to the NASDAQ Proposed Rules.

4) The company does not provide for any conforming contingency if the proposed future NASDAQ rules are not materially equivalent to this proposal.

5) The company seems to be offering to make only an informal notification if its claimed policy is adopted.

It appears that the Masco case involves greater complexity than this proposal and this may explain the indulgence granted to Masco.

The company has potentially proposed a mere stalling tactic. Substantially implement claims must be approached with caution. Recent company letters have highlighted sham methods of "implementing" proposals:
1) For example, Northrop Grumman argued in its January 8, 2003 letter to the Office of Chief Counsel that one effective way to deal with a shareholder proposal is to adopt the proposal and then immediately reverse the adoption.

2) Furthermore, the Mattel, Inc. January 10, 2003 letter to the office of Chief Counsel said that it could be argued that a company could have implemented a proposal "by adopting the proposal and then repealing it immediately after."

For the above reasons the company seems to fall short of the burden of proof which falls on the company. But since the company – and not proponent – has the burden of proof, the company's unsupported contentions seem to be insufficient grounds for a no action determination.

Sincerely,



John Chevedden

cc:
Chris Rossi

Andrew Grove
Chairman

3 – Vote on All Stock-Based Compensation Plans

Shareholders recommend that our Board of Directors submit all equity compensation plans and amendments to add shares to those plans (other than plans or add-share amendments that would not result in material potential dilution) to shareholder vote.

Nick Rossi, P. O. Box 249, Boonville, Calif. 95415 submits this proposal.

This topic won 57% of the yes-no shareholder vote at the Mentor Graphics (MENT) 2002 annual meeting. The MENT proposal was submitted by College Retirement Equities Fund (TIAA-CREF) which has more than $100 billion invested in the stock market. Additional information this topic can be obtained by using the internet search engine "Google" or other search engine and inserting "Mentor Graphics shareholder proposal."

Currently Stock-Based Compensation Plans could materially dilute the ownership positions of existing shareholders without a shareholder vote. I believe that good corporate governance requires consultation by the Company with its shareholders on such equity compensation plans.

Equity compensation plans have been used for many years by corporations to provide incentives for attracting and retaining qualified employees. Shareholders have generally supported the reasonable use of stock options and other equity compensation. However, excessive dilution of shareholders' equity related to such plans can be unfair and costly to existing shareholders.

I am concerned that in recent years, some companies have bypassed shareholders, instituting potentially dilutive equity compensation plans without asking for a shareholder vote. This contrasts with many companies that appreciate the important role of shareholders and submit all equity compensation plans to shareholders even if current law and stock exchange requirements do not require it.

By supporting this resolution, shareholders can send a message that we care about the right of shareholders to vote on equity compensation plans and significant amendments to those plans.

Vote on All Stock-Based Compensation Plans
Yes on 3